
September 22, 2022

Prasad Gundumogula
Chief Executive Officer
Mondee Holdings, Inc.
10800 Pecan Park Blvd.
Suite 315
Austin, Texas 78750

> **Re: Mondee Holdings, Inc.**
> **Amendment No.2 to Registration Statement on Form S-1**
> **September 7, 2022**
> **File No. 333-266277**

Dear Mr. Gundumogula:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No.2 to Registration Statement on Form S-1

Prospectus Cover Page, page 0

1. We note your response to prior comment 2. Please revise the cover page and the prospectus generally to address the impact of the consent solicitation and offer to purchase your outstanding warrants which you commenced on September 16, 2022.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

2. We note your response to prior comment 8. At page 78 under "Sources of Liquidity," you state that your cash on hand, cash generated from operating activities, available line of credit, and additional investments obtained through the Business Combination "will

satisfy [your] working capital and capital requirements for at least the next twelve months and accordingly, substantial doubt about the Company's ability to continue as a going concern is alleviated." You also disclose at page 78 that "During the six months ended June 30, 2022, cash provided by operating activities was $0.2 million." If the potential expenditure of $8.4 million in connection with the offer to purchase warrants which you commenced on September 16th would potentially have a material impact on your liquidity and the related twelve-month expectation, please provide updated disclosures as appropriate.

 You may contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael Lee, Esq., of Reed Smith LLP